Exhibit 4.6

Consulting Agreement, dated December 29, 2011, between the Registrant and Datacom Communications L.R. Ltd.

This Consulting Agreement (the "Agreement") is entered into as of December 29, 2011, by and between RRsat Global Communications Network Ltd., a company incorporated under the laws of the State of Israel, with its principal office at RRsat Building, Negev Street, P.O. Box 1056, Airport City 70100, Israel (the "Company"), and Datacom Communications L.R. Ltd., a company incorporated under the laws of the State of Israel, with its principal office at Hagoren Industrial Park, Omer, Israel (Company No. 512587817) (the "Service Provider").

Whereas, pursuant to a Services Agreement between the Company and the Service Provider, dated March 15, 2006, as amended by Amendment No. 1 to the Services Agreement, dated October 5, 2006 (as amended, the "Services Agreement"), the Service Provider, which is wholly owned by David Rivel ("Rivel"), is providing services to the Company including chief executive officer services of Rivel;

Whereas, on the date hereof, the Company and the Service Provider are entering into Amendment No. 2 to the Services Agreement, pursuant to which, among other things, the Services Agreement shall be extended through June 30, 2012; and

Whereas, the Company wishes to retain the services of the Service Provider, pursuant to which, upon the termination of the Services Agreement on June 30, 2012, the Service Provider shall provide the Company with certain consulting services pursuant to the terms and conditions set forth in this Agreement, and the Service Provider expresses its consent to render to the Company such services on such terms and conditions.

Now, Therefore, it is hereby agreed as follows:

1.	Term; Termination.

1.1.	This Agreement shall be effective as of July 1, 2012 and shall initially extend until June 30, 2014 (the "Term").

1.2.
Each party may at any time terminate this Agreement for whatever reason with advance written notice of at least 30 days; provided, however, that the termination of the Agreement by the Company shall not release the Company from its obligation to pay the Fees set forth in Section 3 below until the end of the Term, unless the Company terminated the Agreement due to (i) the failure of the Service Provider and/or Rivel to perform the Services (as defined below) or (ii) the Service Provider and/or Rivel violating their non-competition obligations to the Company, in which case the Company shall not be required to pay any additional Fees.

2.	The Services.

2.1.
During the Term, the Service Provider shall render its advice and assistance, based on Rivel's experience as the Company's founder and former CEO, to the Company's Board of Directors and management as shall be directed and instructed from time to time by the Chairman of the Company's Board of Directors and the Company's Chief Executive Officer up to a maximum of one day a week (the "Services").

2.2.	The Services shall be provided to the Company by Rivel only.

2.3.	The Service Provider and Rivel shall utilize the highest professional skill, diligence, ethics and care in providing the Services.

3.	Consideration. As sole compensation for the Services, the Company shall pay the Service Provider the fees set forth in Exhibit A (the "Fees").

3.1.
The Fees constitute the full and final consideration for the Services, and neither the Service Provider nor Rivel shall be entitled to any additional consideration, of any form, for the Services other than annual and per meeting fees for participation in and/or attending meetings of, the Company's Board of Directors and/or committees thereof, to which Rivel shall be entitled in addition to the Fees.

3.2.
By signing this Agreement, the Service Provider acknowledges and agrees that as a service provider to the Company, neither the Service Provider nor Rivel is entitled to receive from the Company any social benefits (including without limitation, health insurance, paid vacation days, paid sick leave, severance payments, pension funds, etc.).

3.3.
All income taxes, national and health insurance payments and any other taxes and levies, of whatever nature, imposed on the payment to the Service Provider hereunder or which may arise as a result of this Agreement, shall be borne and payable by the Service Provider only, and the Service Provider shall be responsible for the payment thereof.

4.	Independent Contractor.

4.1.
The Service Provider agrees and acknowledges that it is performing the Services hereunder as an independent contractor and that no employer-employee relationship exists or will exist between the Company and the Service Provider and/or Rivel.

4.2.	The Service Provider hereby fully and irrevocably represents, warrants and undertakes as follows:

4.2.1.	The Fees are the sole and exclusive consideration which the Company shall be required to pay for the Services rendered to it.

4.2.2.	Each of the Service Provider and Rivel is estopped from making any claim regarding the existence of employer-employee relations between the Company and the Service Provider and/or Rivel.

4.2.3.
If, despite the parties' express representations and agreements hereunder, it shall, at any time, be determined by a court of competent jurisdiction or by any other governmental authority, that the Service Provider and/or Rivel is an employee of the Company or is holding any other status (rather than an independent contractor) with the Company, and that as a consequence of such employment or other status the Service Provider and/or Rivel is entitled to payments or benefits that are not otherwise entitled to according to this Agreement, then all payments made and benefits granted to the Service Provider pursuant to this Agreement will be reduced by 30%, retroactively as of their payment or grant.  In such event, the Service Provider will repay the Company any overpayment made by the Company as a consequence of such reduction.  Furthermore, the Company will be entitled to set off that amount from all payments the Service Provider will be entitled to receive from the Company, if and to the extent that the Service Provider is entitled to such payments.

5.
Representations by Service Provider. The Service Provider represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or conflict with any agreement or other instrument to which it and/or Rivel is a party or by which it and/or Rivel is bound; (ii) will not result in a breach of any confidentiality undertaking to any third party, and (iii) do not require the consent of any person or entity, other than the Company.

6.
Confidential Information; Intellectual Property.  Without limiting any confidentiality obligations of the Service Provider and/or Rivel pursuant to the Services Agreement and applicable law, each of the Service Provider and Rivel hereby:

6.1.
agrees to maintain in strict confidence all Confidential Information (as defined below) of the Company and its affiliates that may become known to it and/or to Rivel during the term of this Agreement, and not to utilize and/or voluntarily disclose any Confidential Information to any individual, entity or organization; and

6.2.
acknowledges and confirms that all rights and title in or to any and all inventions, developments, concepts, improvements, designs, discoveries, ideas or trade secrets, whether or not patentable or registrable under copyright or similar laws, which the Service Provider and/or Rivel may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, within the scope of and during the term of this Agreement and the current activities of the Company or as currently contemplated, are and shall remain the property of the Company.

These obligations shall survive the termination of this Agreement.

"Confidential Information" means any proprietary information, technical data, trade secrets or know-how of the Company or its affiliates, including, but not limited to, research, product plans, products, services, customer lists and customers, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information disclosed to the Service Provider and/or Rivel, either directly or indirectly in writing, orally or by drawings or observation, other than information that is public information.

7.
Miscellaneous. This Agreement shall be governed by the laws of the State of Israel.  This Agreement may not be assigned by either party.  This Agreement may not be amended or modified, except by the written consent of both parties hereto.  In the event that any covenant, condition or other provision contained in this Agreement is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed severable from the remainder thereof, and shall in no way affect, impair or invalidate any other covenant, condition or other provision therein contained.  All notices required to be delivered under this Agreement shall be effective only if in writing and shall be deemed given when received by the party to whom notice is required to be given and shall be delivered personally, by registered mail, by fax or by means of electronic communication.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

RRsat Global Communications Network Ltd.

By: /s/ Authorized Signatory
Name:
Title:

Datacom Communications L.R. Ltd.

By: /s/ Authorized Signatory
Name:
Title:

Exhibit A

Fee Schedule

Annual Fee:
US$60,000 plus VAT.

The Annual Fee will be paid in four equal installments of US$15,000 plus VAT within 5 days of the beginning of each fiscal quarter and the Company's receipt of the Service Provider's tax invoice. The fee shall be payable in US dollars or NIS, at the Company's discretion.

Reimbursement of Car Expenses:
Prior to January 1, 2012, the Service Provider shall assume all of the Company's obligations pursuant to Avis car lease number 81353 relating to Car No.35-811-70 (Model: Lexus GS300) (the "Car Lease").

From July 1, 2012 through February 21, 2013 (or, if earlier, the end of Car Lease), the Company shall reimburse the Service Provider for the documented car leasing, gasoline and insurance expenses incurred by Rivel, not to exceed NIS 17,500 plus VAT per month.

All taxes of whatever nature shall be borne and payable by the Service Provider only, and the Service Provider shall be responsible for the payment thereof.

Computer:	During the Term, the Service Provider shall be entitled to use a Company computer.